CONFIDENTIAL TREATMENT REQUEST

King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 19, 2015

Via EDGAR, E-mail and Overnight Delivery

Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561
100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Amanda Ravitz, Assistant Director	Confidential Treatment Requested by ECPM Holdings, LLC

Re:	ECPM Holdings, LLC
Registration Statement on Form S-1
File No. 333-203883

Dear Ms. Ravitz:

This letter is being submitted on behalf of ECPM Holdings, LLC. (the “Company”) at the request of the staff of the Securities and Exchange Commission (the “Commission”) to submit for review updated drafts of certain disclosures contained in the Company’s Registration Statement on Form S-1 (File No. 333-203883) (the “Registration Statement”) relating to the Company’s corporate conversion described in the Registration Statement. These draft disclosures, copies of which are attached as Annex A to this letter, include the following sections from the Registration Statement:

•	“Prospectus Summary—The Offering;”

•	“Capitalization;”

•	“Dilution;”

•	“Pricing Sensitivity Analysis;” and

•	Excerpts from the Company’s consolidated financial statements.

These draft disclosures do not reflect the impact of the corporate conversion on the $0.7 million Triple Point warrant liability included in other long-term liabilities within the condensed consolidated balance sheet as of March 31, 2015. In connection with the corporate conversion, the warrant liability will be reduced to zero, and a corresponding adjustment will be reflected as additional paid-in-capital and reflected in the pro forma balance sheet as of March 31, 2015. Additionally, the pro forma as adjusted balance sheet as of March 31, 2015 will reflect a non-cash mark to market adjustment of approximately $0.5 million due to estimated increases in the fair value of the warrant liability during the period from March 31, 2015 to the date of the corporate conversion, adjusting additional paid-in capital, accumulated deficit, total stockholders’ equity, and total capitalization.

Securities and Exchange Commission May 19, 2015 Page 2	Confidential Treatment Request

In addition to the requested disclosures described above, the Company is also submitting for review updated drafts of certain disclosures contained in the Registration Statement reflecting the Company’s expected entry into a commitment letter for a new $58.0 million credit facility to replace the Company’s existing credit facilities. Copies of these draft disclosures are attached as Annex B to this letter. The Company intends to include these disclosures and file a copy of the executed commitment letter for the facility, when available, in a subsequent amendment to the Registration Statement.

Confidential Treatment Request

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission, the Company requests confidential treatment of the disclosures attached as Annexes A and B to this letter (collectively, the “Confidential Materials”) identified by document label ECPM-2015-May-19. In accordance with Rule 83, please promptly inform me at the address and telephone number listed above of any request for disclosure of all or a portion of the Confidential Materials made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, a copy of this request (but not the attached disclosures) is being delivered to the Office of Freedom of Information and Privacy Act Operations.

*        *        *         *

Securities and Exchange Commission May 19, 2015 Page 3	Confidential Treatment Request

Please contact me with any questions or comments regarding this submission at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

Enclosure

cc:	Geoff Kruczek, Securities and Exchange Commission
Tom Jones, Securities and Exchange Commission
Office of Freedom of Information and Privacy Act Operations,
Securities and Exchange Commission
Mark G. Gilreath, ECPM Holdings, LLC
David N. Gill, ECPM Holdings, LLC
James B. Young, Jr., ECPM Holdings, LLC
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Sophia Hudson, Davis Polk & Wardwell LLP
James D. Powell, KPMG LLP
Jeffrey M. Stein, King & Spalding LLP
Laura I. Bushnell, King & Spalding LLP

Annex A

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-1

The Offering

Common stock offered by us	[***] shares.

Common stock to be outstanding after this offering	[***] shares (or [***] shares if the underwriters’ option to purchase additional shares is exercised in full).

Underwriters’ option to purchase additional shares of common stock	We and certain entities acting on behalf of Avi Levy, which we refer to as the selling stockholder, have granted the underwriters a 30-day option to purchase up to an additional [***] shares from us and up to [***] shares from the selling stockholder.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $[***] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive proceeds from the offering of approximately $[***] million (or $[***] million if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions but before estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund the commercialization of our Fuse® system, including the expansion of our sales and marketing activities, for capital expenditures for new product demonstration equipment, for investments to expand our manufacturing capacity and for working capital and other general corporate purposes. See “Use of proceeds.”

In the event the underwriters exercise their option to purchase additional shares of our common stock in the offering, we will not receive any of the proceeds from any shares of common stock sold by the selling stockholder.

Dividend policy	We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend policy.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk factors” beginning on page 14 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Proposed ticker symbol	“GI.”

The common stock to be outstanding after this offering is based on [***] shares outstanding if the corporate conversion were conducted as of April 30, 2015, and excludes the following:

•	[***] shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $[***] per share;

•	[***] shares reserved for future issuance under our 2015 Omnibus Equity Incentive Plan, or the 2015 Plan;

•	[***] shares issuable upon the exercise of warrants at a weighted-average exercise price of $[***] per share following the corporate conversion; and

•	[***] shares issuable under our Employee Stock Purchase Plan.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-2

	Year ended December 31,			Three months ended March 31,
(in thousands except per unit and per share data)	2012	2013	2014	2014	2015
Net loss attributable to common stockholders	$(2,700)	$—	$—	$—	$—

Basic and diluted net loss per share attributable to common stock	$(0.27)	$—	$—	$—	$—

Basic and diluted net loss per unit attributable to Class A units	$—	$(0.17)	$(0.37)	$(0.08)	$(0.09)

Basic and diluted net loss per unit attributable to Class B units	$—	$(0.25)	$(0.53)	$(0.11)	$(0.12)

Basic and diluted net loss per unit attributable to Class C units	$—	$(2.39)	$(5.12)	$(1.07)	$(1.19)

Other Financial Data:
EBITDA(4)	$(322)	$(19,413)	$(40,021)	$(8,236)	$(11,382)
Adjusted EBITDA(4)	$(282)	$(19,389)	$(40,001)	$(8,231)	$(11,377)

	As of March 31, 2015
	Actual	Pro forma(1)(2)		Pro forma as adjusted(2)(3)(5)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$32,981	$	[***]	$	[***]
Working capital(6)	42,683		[***]		[***]
Total assets	102,716		[***]		[***]
Long-term debt	39,481		[***]		[***]
Redeemable members’ capital	156,424		—		—
Accumulated deficit	(112,439)		[***]		[***]

	Year ended December 31. 2014		Three months ended March 31, 2015
Pro forma net loss per share(1)(2):
Pro forma net loss per share, basic and diluted	$	[***]	$	[***]
Pro forma shares outstanding, basic and diluted		[***]		[***]

(1)	Pro forma to reflect our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering, in which all outstanding units of ECPM Holdings, LLC will be converted into [***] shares of common stock of EndoChoice Holdings, Inc. at an assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus). The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion will vary depending on the initial public offering price. See “Pricing sensitivity analysis” for additional information.
(2)	Pro forma and pro forma as adjusted information discussed above are unaudited and illustrative only.
(3)	Pro forma as adjusted gives effect to (1) our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering and (2) the sale of shares of our common stock in this offering at an assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom. See “Pricing sensitivity analysis” to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-3

Unless otherwise indicated, this prospectus assumes:

•	the completion of our corporate conversion, as a result of which units of ECPM Holdings, LLC will be converted into shares of common stock of EndoChoice Holdings, Inc., warrants of ECPM Holdings, LLC will be converted into the right to purchase [***] shares of common stock of EndoChoice Holdings, Inc., options of ECPM Holdings, LLC will be converted into options to purchase [***] shares of common stock of EndoChoice Holdings, Inc., vested incentive units of ECPM Holdings, LLC will be converted into [***] shares of common stock of EndoChoice Holdings, Inc., and unvested incentive units of ECPM Holdings, LLC will be converted into [***] shares of restricted stock of EndoChoice Holdings, Inc., in each case, based on the assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	an initial public offering price of $[***] per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ option to purchase up to an additional [***] shares of our common stock from us and up to [***] shares of our common stock from the selling stockholder.

The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of incentive units will receive in the corporate conversion will vary depending on the initial public offering price. See “Pricing sensitivity analysis” for additional information.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-4

CORPORATE CONVERSION

Overview

We currently operate as a Delaware limited liability company under the name ECPM Holdings, LLC. Prior to the closing of this offering, ECPM Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. As part of the corporate conversion, based on the assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus), all limited liability company interests of ECPM Holdings, LLC, which are in the form of units, will be converted into an aggregate of [***] shares of our common stock as follows:

•	holders of our Class A units, which include Class A-1 Units, will receive an aggregate of [***] shares of our common stock;

•	holders of our Class B units, which are comprised of Series B1 units, Series B2 units, Series B3 units, and Series B4 units, will receive an aggregate of [***] shares of our common stock;

•	holders of our Class C units, which are comprised of Series C1 units, Series C2 units and Series C3 units, will receive an aggregate of [***] shares of our common stock;

•	holders of our vested incentive units will receive an aggregate of [***] shares of our common stock; and

•	holders of unvested incentive units will receive [***] shares of our restricted stock.

In addition, based on the assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus):

•	holders of our warrants to purchase units of ECPM Holdings, LLC will receive warrants to purchase [***] shares of our common stock; and

•	holders of options to purchase units of ECPM Holdings, LLC will receive options to purchase [***] shares of our common stock.

The number of shares of common stock, the number of options, and the number of shares of restricted stock issuable in connection with the corporate conversion will be determined pursuant to the applicable provisions of the plan of conversion, which is based upon terms of the existing limited liability company agreement of ECPM Holdings, LLC. The limited liability company agreement provides that each outstanding class and series of units of ECPM Holdings, LLC will convert into a number of shares of common stock of EndoChoice Holdings, Inc. based upon the liquidation value of ECPM Holdings, LLC, assuming it is liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock sold in this offering. Upon conversion, the shares of common stock of EndoChoice Holdings, Inc. will be allocated among the various classes and series of units in accordance with the distribution proportions, orders and priorities set forth in the limited liability company agreement. Similarly, the number of shares of common stock for which warrants will become exercisable following the conversion will be determined based on the terms of the warrants. No fractional shares of common stock will be issued in connection with the corporate conversion, and each holder of our units will be entitled to receive an amount of cash determined based on the initial public offering price per share in lieu of any fractional share that would otherwise be issuable in connection with the corporate conversion.

In connection with the corporate conversion, EndoChoice Holdings, Inc. will continue to hold all property and assets of ECPM Holdings, LLC and will assume all of the debts and obligations of ECPM Holdings, LLC. EndoChoice Holdings, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described under the heading “Description of capital stock.” On the effective date of the corporate conversion, the members of the board of directors of ECPM

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-5

Holdings, LLC will become the members of EndoChoice Holdings, Inc.’s board of directors and the officers of ECPM Holdings, LLC will become the officers of EndoChoice Holdings, Inc.

The purpose of the corporate conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of ECPM Holdings, LLC and its combined operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Because the exact number of shares of our common stock to be issued to holders of units and vested incentive units of ECPM Holdings, LLC in the corporate conversion, the number of shares of common stock for which warrants and options will be exercisable following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion is based on the initial public offering price, to the extent that the actual initial public offering price per share for this offering is greater or less than $[***] (the midpoint of the price range set forth on the cover page of this prospectus), the actual number of shares of common stock to be issued to holders of units and vested incentive units, the number of shares of common stock that warrants and options will be exercisable for and the number of shares of restricted stock outstanding following the corporate conversion will be adjusted accordingly. See “Pricing sensitivity analysis” to see how the number of shares, options and warrants to be issued in the corporate conversion would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-6

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to the corporate conversion, based on the assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus); and

•	on a pro forma as adjusted basis to additionally give effect to the sale of [***] shares of our common stock in this offering, assuming an initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom.

You should read the following information together with the information contained under the headings “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2015
(unaudited; in thousands, except share and per share data)	Actual	Pro forma(1)(2)(3)		Pro forma as adjusted(3)(4)
Cash and cash equivalents	$32,981	$	[***]	$	[***]

Total debt (including current portion)	39,481		[***]		[***]
Redeemable members’ capital	156,424		[***]		[***]
Members’ deficit:
Accumulated deficit	112,439		[***]		[***]
Accumulated other comprehensive loss	2,754		[***]		[***]

Total members’ deficit	115,193		[***]		[***]

Stockholders’ equity (deficit):
Common stock, $0.001 par value per share (no shares authorized, issued and outstanding, actual; shares authorized, [***] shares issued and outstanding, pro forma; shares authorized, [***] shares issued and outstanding, pro forma as adjusted)	—		[***]		[***]
Preferred stock, $0.001 par value per share (no shares authorized, issued and outstanding actual; shares authorized, none issued and none outstanding, pro forma and pro forma as adjusted)	—		—		—
Additional paid-in capital	—		[***]		[***]
Accumulated deficit	—		[***]		[***]
Accumulated other comprehensive loss	—		[***]		[***]

Total stockholders’ equity (deficit)	—		[***]		[***]

Total capitalization	$80,712	$	[***]	$	[***]

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-7

(1)	In connection with the corporate conversion, redeemable members’ capital, members’ accumulated deficit, members’ accumulated other comprehensive income and total member’s deficit will be reduced to zero to reflect the elimination of all outstanding units and other interests in ECPM Holding, LLC and corresponding adjustments will be reflected as common stock, additional paid-in capital, stockholders’ accumulated deficit, stockholders’ accumulated other comprehensive income and total stockholders’ equity of EndoChoice Holdings, Inc.

(2)	The following table presents the number of shares of common stock, the number of warrants, the number of options, and the number of shares of restricted stock issuable in connection with the corporate conversion to holders of Class A units, Class B units, Class C units, vested incentive units, warrants to purchase Class A units and Class B units, options to purchase Class B units and Class C units, and unvested incentive units based on the assumed initial public offering price per common share of $[***] (the midpoint of the price range set forth on the cover page of this prospectus).

Common stock issuable for:
Class A units	[***]
Class B units	[***]
Class C units	[***]
Vested incentive units	[***]

Total	[***]
Warrants issuable for:
For Class A units	[***]
For Class B units	[***]

Total	[***]
Options issuable for:
For Class B units	[***]
For Class C units	[***]

Total	[***]
Shares of restricted stock issuable for:
Unvested incentive units	[***]

Total	[***]

See “Pricing sensitivity analysis” to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full.

(3)	The pro forma and pro forma as adjusted information discussed above is illustrative only.

(4)	Includes a non-cash charge adjusting accumulated deficit, total stockholders’ equity and total capitalization that we expect to incur in the quarter this offering is closed of approximately $3.5 million for previously unrecognized stock-based compensation expense related to the conversion of the vested portion of our incentive units as part of our corporate conversion. See “Management’s discussion and analysis of financial condition and results of operations—Stock-based compensation” for additional information.

The capitalization table presented above excludes, after giving effect to the corporate conversion:

•	[***] shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock at a weighted-average exercise price of $[***] per share; and

•	an additional [***] shares of common stock reserved for future issuance under our 2015 Plan;

•	[***] shares issuable upon the exercise of warrants at a weighted-average exercise price of $[***] per share following the corporate conversion; and

•	[***] shares issuable under our Employee Stock Purchase Plan.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-8

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

After giving effect to the corporate conversion, pro forma net tangible book value as of March 31, 2015 was $[***] million, or $[***] per share based on the [***] shares of common stock issued and outstanding after the corporate conversion based on an assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus). After giving effect to our sale of common stock in this offering at the initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been $[***] million, or $[***] per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This represents an immediate and substantial dilution of $[***] per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share			$	[***]
Pro forma net tangible book value per share as of March 31, 2015	$	[***]
Increase in net tangible book value per share attributable to this offering	$	[***]

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$	[***]

Dilution per share to new investors in this offering			$	[***]

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2015, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares purchased			Total consideration				Average price per share
	Number	Percent		Amount		Percent
Existing investors	[***]	[***]	%	$	[***]	[***]	%	$	[***]
New investors in this offering	[***]	[***]		$	[***]	[***]		$	[***]
Total	[***]	[***]	%	$	[***]	[***]	%	$	[***]

See “Pricing sensitivity analysis” to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-9

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares of our common stock reserved for issuance under our equity incentive plans, which include:

•	as of April 30, 2015, [***] shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $[***] per share;

•	[***] shares reserved for future issuance under our 2015 Plan;

•	[***] shares issuable upon the exercise of warrants at a weighted-average exercise price of $[***] per share following the corporate conversion; and

•	[***] shares issuable under our Employee Stock Purchase Plan

If, after giving effect to the corporate conversion, all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of March 31, 2015 would have been $[***] per share and our pro forma as adjusted net tangible book value after giving effect to this offering would have been $[***] per share, causing dilution to new investors purchasing shares in this offering of $[***] per share. Shares purchased by new investors would then represent [***]% of the shares purchased from us for [***]% of the total consideration.

The shares of our common stock reserved for future issuance under our 2015 Plan will be subject to automatic annual increases in accordance with its terms. To the extent that options are exercised, new options are issued under our 2015 Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The number of shares of common stock of EndoChoice Holdings, Inc. that holders of units and vested incentive units will receive in the corporate conversion, the number of shares of common stock that options and warrants will be exercisable for following the corporate conversion and the number of shares of restricted stock that holders of unvested incentive units will receive in the corporate conversion will vary depending on the initial public offering price set forth on the cover page of this prospectus. See “Pricing sensitivity analysis” for additional information.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-10

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per common share is $[***], which is the midpoint of the price range set forth on the cover page of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per share of common stock in this offering is different from the midpoint of the price range. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range set forth on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional common units is not exercised.

Price per share
	$[***]			$[***]			$[***]
(in thousands, except per share data)
Shares, warrants and options issued in conversion
Common stock issuable for:
Class A units		[***]			[***]			[***]
Class B units		[***]			[***]			[***]
Class C units		[***]			[***]			[***]
Vested incentive units		[***]			[***]			[***]

Total		[***]			[***]			[***]
Warrants issuable for:
For Class A units		[***]			[***]			[***]
For Class B units		[***]			[***]			[***]

Total		[***]			[***]			[***]
Weighted average exercise price of warrants after conversion	$	[***]		$	[***]		$	[***]
Options issuable for:
For Class B units		[***]			[***]			[***]
For Class C units		[***]			[***]			[***]

Total		[***]			[***]			[***]
Weighted average exercise price of options after conversion	$	[***]		$	[***]		$	[***]
Shares of restricted stock issuable for:
Unvested incentive units		[***]			[***]			[***]

Total		[***]			[***]			[***]
Equity ownership percentages following this offering
Existing owners in this offering		[***]	%		[***]	%		[***]	%
New investors in this offering		[***]	%		[***]	%		[***]	%

		100.0%			100.0%			100.0%
Existing owners in this offering assuming exercise of all outstanding options and warrants		[***]	%		[***]	%		[***]	%
New investors in this offering assuming exercise of all outstanding options and warrants		[***]	%		[***]	%		[***]	%

		100.0%			100.0%			100.0%
Net proceeds
Net proceeds from this offering	$	[***]		$	[***]		$	[***]

Pro forma as adjusted capitalization
Cash and cash equivalents	$	[***]		$	[***]		$	[***]

Total debt	$	[***]		$	[***]		$	[***]

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-11

Price per share
	$[***]		$[***]		$[***]
(in thousands, except per share data)
Stockholders’ equity (deficit)
Common stock, $0.001 par value per share		[***]		[***]		[***]
Preferred stock, $0.001 par value per share		—		—		—
Additional paid-in capital		[***]		[***]		[***]
Accumulated deficit		[***]		[***]		[***]
Accumulated other comprehensive income		[***]		[***]		[***]

Total stockholders’ equity (deficit)		[***]		[***]		[***]

Total capitalization	$	[***]	$	[***]	$	[***]

Dilution
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering	$	[***]	$	[***]	$	[***]

Dilution per share to new investors in this offering	$	[***]	$	[***]	$	[***]

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants	$	[***]	$	[***]	$	[***]

Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants	$	[***]	$	[***]	$	[***]

In addition, throughout this prospectus we provide information assuming that the underwriters’ option to purchase up to additional shares of common stock from us and shares from the selling stockholder is not exercised. However, some of the information that we provide will be affected if the underwriters’ option to purchase additional shares of common stock is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional shares of common stock where the initial public offering price per share of common stock is at the low-, mid- and high-points of the price range set forth on the cover page of this prospectus.

Price per share
	$[***]		$[***]		$[***]
(in thousands, except per share data)
Shares, warrants and options issued in conversion
Common stock issuable for:
Class A units		[***]		[***]		[***]
Class B units		[***]		[***]		[***]
Class C units		[***]		[***]		[***]
Vested incentive units		[***]		[***]		[***]

Total		[***]		[***]		[***]
Warrants issuable for:
For Class A units		[***]		[***]		[***]
For Class B units		[***]		[***]		[***]

Total		[***]		[***]		[***]
Weighted average exercise price of warrants after conversion	$	[***]	$	[***]	$	[***]
Options issuable for:
For Class B units		[***]		[***]		[***]
For Class C units		[***]		[***]		[***]

Total		[***]		[***]		[***]
Weighted average exercise price of options after conversion	$	[***]	$	[***]	$	[***]
Shares of restricted stock issuable for:
Unvested incentive units		[***]		[***]		[***]

Total		[***]		[***]		[***]

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-12

Price per share
	$[***]		$[***]		$[***]
(in thousands, except per share data)
Equity ownership percentages following this offering
Existing owners in this offering		[***]%		[***]%		[***]%
New investors in this offering		[***]%		[***]%		[***]%

		[***]%		[***]%		[***]%
Existing owners in this offering assuming exercise of all outstanding options and warrants		[***]%		[***]%		[***]%
New investors in this offering assuming exercise of all outstanding options and warrants		[***]%		[***]%		[***]%

		100.0%		100.0%		100.0%
Net proceeds
Net proceeds from this offering	$	[***]	$	[***]	$	[***]

Pro forma as adjusted capitalization
Cash and cash equivalents	$	[***]	$	[***]	$	[***]

Total debt		[***]		[***]		[***]

Stockholders’ equity (deficit)
Common stock, $0.001 par value per share		[***]		[***]		[***]
Preferred stock, $0.001 par value per share		[***]		[***]		[***]
Additional paid-in capital		[***]		[***]		[***]
Accumulated deficit		[***]		[***]		[***]
Accumulated other comprehensive income		[***]		[***]		[***]

Total stockholders’ equity (deficit)		[***]		[***]		[***]

Total capitalization	$	[***]	$	[***]	$	[***]

Dilution
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering	$	[***]	$	[***]	$	[***]

Dilution per share to new investors in this offering	$	[***]	$	[***]	$	[***]

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants	$	[***]	$	[***]	$	[***]

Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants	$	[***]	$	[***]	$	[***]

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-13

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2012, 2013, and 2014

(In thousands, except per share and unit data)

	2012	2013	2014
Net revenues:
GI equipment and supplies	$25,249	$38,772		$48,824
GI pathology services	8,968	12,119		12,595

Net revenues	34,217	50,891		61,419

Cost of revenues:
GI equipment and supplies	13,101	21,502		33,815
GI pathology services	4,024	4,390		5,093

Cost of revenues	17,125	25,892		38,908

Gross profit	17,092	24,999		22,511

Operating expenses:
Research and development	1,683	16,617		21,702
Sales and marketing	11,465	18,148		27,660
General and administrative	4,921	11,355		16,456
Amortization of intangible assets	13	4,578		3,908

Operating expenses	18,082	50,698		69,726

Operating loss	(990)	(25,699)		(47,215)

Other income (expense):
Other income (expense)	(3)	296		(1,563)
Interest expense	(208)	(104)		(3,950)
Interest income	—	31		—

Total other income (expense)	(211)	223		(5,513)

Net loss before income taxes	(1,201)	(25,476)		(52,728)
Income tax (benefit) expense	—	(1,558)		916

Net loss	(1,201)	(23,918)		(53,644)
Other comprehensive income (loss)	—	3,050		(5,064)

Comprehensive loss	$(1,201)	$(20,868)		$(58,708)

Net loss attributable to common stockholders	$(2,700)	$—		$—
Basic and diluted net per share attributable to common stock	$(0.27)	$—		$—
Basic and diluted net loss per unit attributable to Class A LLC units	$—	$(0.17)		$(0.37)
Basic and diluted net loss per unit attributable to Class B LLC units	$—	$(0.25)		$(0.53)
Basic and diluted net loss per unit attributable to Class C LLC units	$—	$(2.39)		$(5.12)
Pro forma net loss per share, basic and diluted (unaudited)			$	[***]
Pro forma weighted average number of common shares used to compute net loss per share, basic and diluted (unaudited)				[***]

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-14

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2014	March 31, 2015	Pro forma Redeemable Members’ Capital and Stockholders’ Equity March 31, 2015 (See Note 8)
		(unaudited)	(unaudited)
Assets:
Current assets:
Cash	$13,761	$32,981
Receivables, net	8,379	9,396
Inventories	13,637	12,258
Deferred Income Taxes	970	600
Prepaid expenses and other current assets	2,774	2,820

Total current assets	39,521	58,055
Property and equipment, net	9,668	8,325
Intangible assets, net	16,655	15,576
Goodwill	20,301	19,740
Deposits and other long-term assets	1,075	1,020

Total assets	$87,220	$102,716

Liabilities, Redeemable Members’ Capital and Members’ Deficit:
Current liabilities:
Accounts payable	$5,127	$4,920
Accrued expenses and other current liabilities	8,328	8,437
Current portion of deferred rent	55	188
Deferred revenue	1,278	1,827

Total current liabilities	14,788	15,372
Long-term debt	39,350	39,481
Deferred rent, less current portion	607	427
Deferred income taxes	4,147	3,927
Other long-term liabilities	2,089	2,278

Total liabilities	60,981	61,485

Commitments and contingencies
Redeemable members’ capital	125,418	156,424	[***]

Members’ deficit:
Accumulated deficit	(97,165)	(112,439)	[***]
Accumulated other comprehensive loss	(2,014)	(2,754)

Total members’ deficit	(99,179)	(115,193)	[***]

Total liabilities, redeemable members’ capital, and members’ deficit	$87,220	$102,716	[***]

Stockholders’ equity:

Common stock, $0.001 par value per share (no shares authorized, issued and outstanding, actual;              shares authorized, [***] shares issued and outstanding, pro forma;              shares authorized, [***] shares issued and outstanding, pro forma as adjusted)

			[***]
Additional paid-in capital			[***]
Accumulated deficit			[***]
Accumulated other comprehensive loss			[***]

Total stockholders’ equity			[***]

Total liabilities and stockholders’ equity (deficit)			$ [***]

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-15

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

(In thousands, except per unit data)

	Three months ended March 31,
	2014	2015
	(unaudited)
Net revenues:
GI equipment and supplies	$10,908		$13,795
GI pathology services	2,939		2,953

Net revenues	13,847		16,748

Cost of revenues:
GI equipment and supplies	6,146		10,026
GI pathology services	1,307		1,143

Cost of revenues	7,453		11,169

Gross profit	6,394		5,579

Operating expenses:
Research and development	5,150		4,683
Sales and marketing	6,509		8,243
General and administrative	3,700		4,417
Amortization of intangible assets	1,173		687

Operating expenses	16,532		18,030

Operating loss	(10,138)		(12,451)

Other expense:
Other expense	(7)		(1,033)
Interest expense	(349)		(1,591)

Total other expense	(356)		(2,624)

Net loss before income taxes	(10,494)		(15,075)
Income tax expense	384		199

Net loss	(10,878)		(15,274)
Other comprehensive loss	(606)		(740)

Comprehensive loss	$(11,484)		$(16,014)

Basic and diluted net loss per unit attributable to Class A LLC units	$(0.08)		$(0.09)
Basic and diluted net loss per unit attributable to Class B LLC units	$(0.11)		$(0.12)
Basic and diluted net loss per unit attributable to Class C LLC units	$(1.07)		$(1.19)
Proforma net loss per share, basic and diluted (unaudited)		$	[***]
Proforma weighted average number of common shares used to compute net loss per share, basic and diluted (unaudited)			[***]

See accompanying notes to condensed consolidated financial statements.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-16

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Dollars in thousands, except unit and per unit data)

(Unaudited)

(1)	Background and Basis of Presentation

(a)	Description of Business

ECPM Holdings, LLC and its subsidiaries (the Company, ECPM or EndoChoice) is a medical device company headquartered in Alpharetta, Georgia focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. The Company offers a comprehensive range of products and services that span single use devices and infection control, pathology, and imaging technologies. Since the Company began commercial operations in 2008, it has developed an extensive line of devices and infection control products and acquired pathology and scope repair services providers.

(b)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in accordance with United States generally accepted accounting principles. The unaudited condensed consolidated financial statements include the accounts of EndoChoice, Inc.; EndoChoice Innovation Center, Ltd.; EndoChoice GmbH; and Robert S. Smith, M.D., Inc. d/b/a EndoChoice Pathology (EC Pathology). The Company also owns a 67% interest in EndoChoice Israel, Ltd., which had no material transactions during the three months ended March 31, 2014 or 2015. All significant intercompany transactions and balances were eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2015 and the results of its operations and its cash flows for the three months ended March 31, 2014 and 2015. The condensed consolidated financial statements, including these condensed notes, exclude some of the disclosures required in annual consolidated financial statements.

The results for the three months ended March 31, 2015 are not necessarily indicative of results to be expected for the year ending December 31, 2015, any other interim periods, or any future year or period.

(c)	Equity Restructuring

On January 4, 2013, all of the issued and outstanding stock of EndoChoice, Inc. was exchanged for units of ECPM Holdings, LLC and EndoChoice, Inc. became a 100% owned subsidiary of ECPM. The exchange was accounted for using the historical cost basis of the net assets of EndoChoice, Inc. as the entities are under common control. ECPM was established on January 4, 2013 to secure $44,286 in additional capital from private equity sources to facilitate the acquisition of Peer Medical Ltd, an Israeli Company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie Technik Stephen Wieth e.k. (RMS), a German company in the business of manufacturing, repairing, and distributing endoscopic systems. Concurrent with the exchange on January 4, 2013, additional shares in EndoChoice, Inc. were issued to existing and new shareholders and were subsequently converted to member units of ECPM.

(d)	Reclassifications

Certain prior period amounts in the condensed consolidated financial statements have been reclassified to conform to the current year presentation.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-17

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Dollars in thousands, except unit and per unit data)

(Unaudited)

(e)	Unaudited Pro Forma Balance Sheet Information

The March 31, 2015 unaudited pro forma redeemable members’ capital and stockholders’ equity has been prepared assuming prior to the consummation of the initial public offering contemplated by the Company that ECPM Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to EndoChoice Holdings, Inc. As a result of the corporate conversion, the holders of the different classes and series of units of ECPM Holdings, LLC will become holders of common stock of EndoChoice Holdings, Inc. In connection with the corporate conversion, redeemable members’ capital, members’ accumulated deficit, members’ accumulated other comprehensive income, and total member’s deficit will be reduced to zero to reflect the elimination of all outstanding units and other interests in ECPM Holdings, LLC, and corresponding adjustments will be reflected as common stock, additional paid-in capital, and stockholders’ equity of EndoChoice Holdings, Inc. The unaudited pro forma stockholders’ equity does not assume any proceeds from the proposed initial public offering.

(f)	Unaudited Pro Forma Net Loss per Share of Common Stock

Unaudited pro forma basic and diluted net loss per share reflect the conversion of all outstanding member units of ECPM Holdings, LLC as if the conversion had occurred at the earlier of the beginning of the period. The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned initial public offering, nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-18

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

(1)	Background and Basis of Presentation

(a)	Description of Business

ECPM Holdings, LLC and its subsidiaries (the Company, ECPM or EndoChoice) is a medical device company headquartered in Alpharetta, Georgia focused exclusively on designing and commercializing a platform of innovative products for gastrointestinal, or GI, caregivers. The Company offers a comprehensive range of products and services that span devices, infection control, diagnostics, and imaging technologies. Since the Company began commercial operations in 2008, it has developed an extensive line of devices and infection control products and acquired pathology and scope repair services providers.

(b)	Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles. The consolidated financial statements include the accounts of EndoChoice, Inc.; EndoChoice Innovation Center, Ltd.; EndoChoice GmbH; and Robert S. Smith, M.D., Inc. d/b/a EndoChoice Pathology (EC Pathology). The Company also owns a 67% interest in EndoChoice Israel, Ltd., which had no material transactions during 2012, 2013, or 2014. All significant intercompany transactions and balances were eliminated in consolidation.

(c)	Equity Restructuring

On January 4, 2013, all of the issued and outstanding stock of EndoChoice, Inc. was exchanged for units of ECPM Holdings, LLC and EndoChoice, Inc. became a 100% owned subsidiary of ECPM. The exchange was accounted for using the historical cost basis of the net assets of EndoChoice, Inc. as the entities are under common control. ECPM was established on January 4, 2013 to secure $44,286 in additional capital from private equity sources to facilitate the acquisition of Peer Medical Ltd, an Israeli Company in the business of developing proprietary endoscopic systems for performing endoscopic examinations, and RMS Endoskopie Technik Stephen Wieth e.k. (RMS), a German company in the business of manufacturing, repairing, and distributing endoscopic systems. Concurrent with the exchange on January 4, 2013, additional shares in EndoChoice, Inc. were issued to existing and new shareholders and were subsequently converted to member units of ECPM. The financial statements for the year ended December 31, 2012 represent the operations of EndoChoice, Inc. and its wholly owned subsidiaries.

(d)	Unaudited Pro Forma Net Loss per Share of Common Stock

The unaudited pro forma basic and diluted net loss per share reflects the conversion of all outstanding units of redeemable members’ capital as if the conversion had occurred at the earlier of the beginning of the period or the date of issuance, if later. The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-19

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

(2)	Liquidity

The consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has incurred losses and cash flow deficits from operations for the years ended December 31, 2012, 2013, and 2014. The Company received a capital infusion of $44,286 in January 2013 (note 1), entered into a $40,000 Growth Capital Facility with Triple Point Capital in February 2014, and received additional capital infusions of $25,945 and $31,000 in October 2014 and March 2015 (note 18), respectively. Additionally, the Company has a $10,000 working capital line of credit, which is fully available at December 31, 2014. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to generate sufficient cash flow to meet its obligations and ultimately to attain profitable operations.

(b)	Net Loss per LLC Unit

Incentive units do not currently participate in earnings. Net loss per unit allocable to Class A, Class B, and Class C LLC units outstanding for the years ended December 31, 2013 and 2014 was computed as follows:

	2013		2014
Allocable net loss:
Net loss allocated to Class A LLC units	$	[***]	$	[***]
Net loss allocated to Class B LLC units		[***]		[***]
Net loss allocated to Class C LLC units		[***]		[***]

Net loss	$	[***]	$	[***]

Weighted average LLC units outstanding – basic and diluted:
Class A LLC units		[***]		[***]
Class B LLC units		[***]		[***]
Class C LLC units		[***]		[***]
Basic and diluted net loss per share attributable to LLC units:
Class A LLC units	$	[***]	$	[***]
Class B LLC units	$	[***]	$	[***]
Class C LLC units	$	[***]	$	[***]

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-20

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

(c)	Earnings per share (unaudited)

In connection with the planned corporate conversion (from a limited liability company to a corporation) prior to an initial public offering the following table represents the number of shares of common stock, the number of warrants, the number of options, and the number of shares of restricted stock issuable to holders of Class A units, Class B units, Class C units and vested incentive units, warrants to purchase Class A units and Class B units, options to purchase Class B units and Class C units, and unvested incentive units based on the assumed initial public offering price per common share of $[***] (the midpoint of the expected price range).

Common stock issuable for:
Class A units	[***]
Class B units	[***]
Class C units	[***]
Vested incentive units	[***]

Total	[***]
Warrants issuable for:
For Class A units	[***]
For Class B units	[***]

Total	[***]
Options issuable for:
For Class B units	[***]
For Class C units	[***]

Total	[***]
Shares of restricted stock issuable for:
Unvested incentive units	[***]

Total	[***]

Basic net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method if inclusion of these is dilutive. For the purposes of the diluted net loss per share calculation, stock options, warrants, and restricted shares are considered to be common stock equivalents. Because the Company has reported a net loss for the year ended December 31, 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

The unaudited pro forma basic and diluted net loss per share amounts for the year ended December 31, 2014 give effect to the conversion of all units upon an initial public offering by treating all units as if they had been converted to common stock. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted net loss per share calculations.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-21

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

After giving effect to the corporate conversion, unaudited pro forma net loss per share for the year ended December 31, 2014 would have been as follows:

2014
Pro forma net loss per share—basic and diluted
Numerator:
Net loss	$	[***]

Denominator:
Weighted-average shares used to compute pro forma net loss per share, basic and diluted		[***]

Pro forma net loss per share—basic and diluted	$	[***]

(14)	Income Taxes

For the years ended December 31, 2012, 2013, and 2014, net loss before income taxes consists of the following:

	2012	2013	2014
U.S. operations	$(1,201)	$(14,458)	$(57,444)
Foreign operations	—	(11,018)	4,716

	$(1,201)	$(25,476)	$(52,728)

Income tax (benefit) expense attributable to net loss consists of the following for the years ended December 31, 2012, 2013, and 2014:

	Current	Deferred	Total
Year ended December 31, 2012:
U.S. federal	$—	$—	$—
State and local	—	—	—

	$—	$—	$—

Year ended December 31, 2013:
U.S. federal	$—	$—	$—
State and local	38	—	38
Foreign jurisdiction	—	(1,596)	(1,596)

	$38	$(1,596)	$(1,558)

Year ended December 31, 2014:
U.S. federal	$—	$—	$—
State and local	8	—	8
Foreign jurisdictions	18	890	908

	$26	$890	$916

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-22

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

(b)	Earnings per share (unaudited)

In connection with the planned corporate conversion (from a limited liability company to a corporation) prior to an initial public offering the following table represents the number of shares of common stock, the number of warrants, the number of options, and the number of shares of restricted stock issuable to holders of Class A units, Class B units, Class C units and vested incentive units, warrants to purchase Class A units and Class B units, options to purchase Class B units and Class C units, and unvested incentive units based on the assumed initial public offering price per common share of $[***] (the midpoint of the expected price range).

Common stock issuable for:
Class A units	[***]
Class B units	[***]
Class C units	[***]
Vested incentive units	[***]

Total	[***]
Warrants issuable for:
For Class A units	[***]
For Class B units	[***]

Total	[***]
Options issuable for:
For Class B units	[***]
For Class C units	[***]

Total	[***]
Shares of restricted stock issuable for:
Unvested incentive units	[***]

Total	[***]

Basic net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method if inclusion of these is dilutive. For the purposes of the diluted net loss per share calculation, stock options, warrants, and restricted shares are considered to be common stock equivalents. Because the Company has reported net losses for the three months ended March 31, 2015, diluted net loss per common share is the same as basic net loss per common share for that period.

The unaudited pro forma basic and diluted net loss per share amount for the three months ended March 31, 2015 gives effect to the conversion of all units upon an initial public offering by treating all units as if they had been converted to common stock. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted net loss per share calculations.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-23

ECPM HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2013, and 2014

(Dollars in thousands, except share/unit and per share/unit data)

After giving effect to the corporate conversion, unaudited pro forma loss per share would have been as follows:

Three months ended March 31, 2015
Pro forma net loss per share—basic and diluted
Numerator:
Net loss	$	[***]

Denominator:
Weighted-average shares used to compute pro forma net loss per share, basic and diluted		[***]

Pro forma net loss per share—basic and diluted	$	[***]

(12)	Income Taxes

Income taxes are determined using an estimated annual effective tax rate applied against income, and then adjusted for the tax impacts of certain discrete items. We recorded an income tax expense of $384 during the three months ended March 31, 2014, resulting in an effective rate of 3.66%. The Company recorded income tax expense of $199 during the three months ended March 31, 2015, resulting in an effective rate of 1.30%. The Company updates its annual effective income tax rate each quarter, and if the estimated effective income tax rate changes, a cumulative adjustment is made.

The Company evaluates the realizability of the deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more-likely than-not that all or a portion of the deferred tax assets will not be realized. As part of the evaluation, the Company reviews both positive and negative evidence to determine if a valuation allowance is needed.

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-24

Annex B

Confidential Treatment Requested by ECPM Holdings, LLC

ECPM-2015-May-19-25

Risks related to our financial position and capital requirements

We may require additional funding.

We believe that the anticipated net proceeds from this offering, our existing cash and our borrowing availability, will be sufficient to fund our operations into 2019. We have based this estimate, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. In particular, this estimate assumes that we will enter into definitive documentation for a new $58.0 million credit facility, which we refer to as the Proposed New Credit Facility, to replace our existing credit facilities and increase our borrowing availability. We entered into a commitment letter for the Proposed New Credit Facility in May 2015. Funding of the Proposed New Credit Facility is conditioned upon, among other things, our completion of an initial public offering raising at least $85 million of net proceeds, however this offering is not conditioned on the availability of the Proposed New Credit Facility. We cannot be certain that we will enter into the Proposed New Credit Facility or that the terms and conditions described herein will be the final terms and conditions if we enter into the Proposed New Credit Facility. If we fail to finalize and execute definitive documentation for the Proposed New Credit Facility, our liquidity may be adversely impacted and we expect that our existing cash and borrowing availability will only be sufficient to fund our operations until the middle of 2017.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and amount of revenue from sales of our products and services, including our Fuse® system;

•	the amount we invest to commercialize our Fuse® system;

•	the timing, rate of progress and other product development activities for our products;

•	costs associated with expanding our sales force and marketing programs to support increased sales of our products;

•	the amount we invest to expand our manufacturing capabilities;

•	whether, and for what amount, we acquire other businesses, products and services;

•	our ability to acquire or in-license products and product candidates, technologies or businesses;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our products and product candidates;

•	costs associated with prosecuting or defending any litigation that we are or may become involved in, and any damages payable by us that result from such litigation;

•	costs of operating as a public company;

•	the effect of competing technological and market developments;

•	costs of complying with existing or future regulations;

•	additional personnel, facility and equipment requirements; and

•	the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

We may need to raise additional capital following this offering to fund our operating deficits and working capital needs, to pay down debt or to fund acquisitions. We may also need to raise additional funds to finance future cash needs through public or private equity offerings, debt financings, receivables or royalty financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be diluted. We may raise additional capital in the future, even if not necessary, based on market conditions.

If we are unable to raise additional capital when required or on acceptable terms, we may not be able to expand our research and development, manufacturing operations and sales and marketing efforts and we may be

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required to significantly delay, scale back or discontinue aspects of our business plan. We also may be required to relinquish, license or otherwise dispose of rights to products or product candidates that we would otherwise seek to commercialize or develop ourselves on terms that are less favorable than might otherwise be available. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

As of March 31, 2015, the amount of our total indebtedness, including accrued interest and end of term fees, was approximately $40.1 million, net of discount, representing amounts borrowed under our Growth Capital Facility.

Our outstanding debt and related debt service obligations could have important adverse consequences to us, including:

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making acquisitions, or exploring business opportunities;

•	requiring a significant portion of our available cash to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our available cash to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources; and

•	subjecting us to financial and other restrictive covenants in our debt instruments, the failure with which to comply could result in an event of default under the applicable debt instrument that allows the lender to demand immediate repayment of the related debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay product development, sales and marketing, capital and other expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The Growth Capital Facility contains negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments, mergers and acquisitions, and transactions with affiliates. As of March 31, 2015 we were in compliance with all of the covenants in the Growth Capital Facility. The Growth Capital Facility also contains financial reporting requirements. We intend to seek a waiver or amendment with respect to changes to our organizational documents in connection with this offering.

Our Senior Secured Credit Facility contains negative covenants restricting, among other things, dispositions of assets, changes in business, management, ownership, or business locations, mergers or acquisitions, indebtedness, encumbrances, maintenance of collateral accounts, distributions and investments, and transactions with affiliates. The facility also includes financial covenants requiring a minimum level of liquidity and revenue, measured on a quarterly basis. We failed to comply with certain financial covenants in our Senior Secured Credit Facility for each of the three months ended December 31, 2013, June 30, 2014 and September 30, 2014. In each instance, the lender waived compliance with the covenants and as of March 31, 2015, we were in compliance with all covenants in the Senior Secured Credit Facility. The Senior Secured Credit Facility, as amended, provides for $10.0 million of borrowing availability and bears interest at prime plus 1.50%-2.50%. No amounts were outstanding under the facility as of March 31, 2015.

In May 2015, we entered into a commitment letter for the $58.0 million Proposed New Credit Facility which we expect to replace the Growth Capital Facility and the Senior Secured Credit Facility and increase our

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borrowing availability. We expect to enter into definitive documentation for this facility by June 30, 2015, and we expect this documentation to contain negative covenants similar to those contained in the Senior Secured Credit Facility. Funding of the Proposed New Credit Facility is conditioned upon, among other things, our completion of an initial public offering raising at least $85 million of net proceeds, however this offering is not conditioned on the availability of the Proposed New Credit Facility. We cannot be certain that we will enter into the Proposed New Credit Facility or that the terms and conditions described herein will be the final terms and conditions if we enter into the Proposed New Credit Facility. If we fail to finalize and execute definitive documentation for the Proposed New Credit Facility, our liquidity may be adversely impacted and we expect that our existing cash and borrowing availability will only be sufficient to fund our operations until the middle of 2017.

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USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $[***] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this offering of approximately $[***] million (or $[***] million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for our common stock and to facilitate future access to the public equity markets. We currently expect to use the net proceeds of this offering primarily to fund the commercialization and continued development of our Fuse® system as follows:

•	approximately $[***] million for the expansion of our sales and marketing activities, including hiring new direct sales representatives;

•	approximately $[***] million for increases in working capital requirements related to accounts receivable and inventory;

•	approximately $[***] million for capital expenditures for new product demonstration equipment, including colon models and other simulation equipment, used by our sales representatives and other personnel for Fuse® product demonstrations to GI specialists;

•	approximately $[***] million for investments to expand our manufacturing capacity as sales of our Fuse® system and other products increase in the future, which will include the acquisition of equipment and other fixed assets related primarily to the manufacturing of our Fuse® system and our other products; and

•	the remainder for working capital and other general corporate purposes.

In addition, we may also use a portion of our net proceeds to acquire and invest in complementary products, technologies, services or businesses; however, we currently have no agreements or commitments to complete any such transaction nor are we involved in negotiations to do so.

Our expected use of net proceeds from this offering represents our current intentions based upon our plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk factors” in this prospectus. As a result, management will have broad discretion in its application of the net proceeds, and investors will be relying on our judgment in such application.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and our borrowing availability, will be sufficient to fund our operations into 2019. This estimate assumes that we will enter into definitive documentation for the $58.0 million Proposed New Credit Facility to replace our existing credit facilities and increase our borrowing availability. We entered into a commitment letter for the Proposed New Credit Facility in May 2015. Funding of the Proposed New Credit Facility is conditioned upon, among other things, our completion of an initial public offering raising at least $85 million of net proceeds, however this offering is not conditioned on the availability of the Proposed New Credit Facility. We cannot be certain that we will enter into the Proposed New Credit Facility or that the terms and conditions described herein will be the final terms and conditions if we enter into the Proposed New Credit Facility. If we fail to finalize and execute definitive documentation for the Proposed New Credit Facility, our

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liquidity may be adversely impacted and we expect that our existing cash and borrowing availability will only be sufficient to fund our operations until the middle of 2017.

See “Pricing sensitivity analysis” to see how the net proceeds from this offering presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full.

In the event the underwriters exercise their option to purchase additional shares of our common stock in the offering, we will not receive any of the proceeds from any shares of common stock sold by the selling stockholder.

Liquidity and capital resources

Overview

As of March 31, 2015, we had cash and cash equivalents of $33.0 million and an accumulated deficit of $(112.4) million compared to cash and cash equivalents of $13.8 million and an accumulated deficit of $(97.2) million as of December 31, 2014.

In February 2014, we entered into the Growth Capital Facility with Triple Point Capital whereby we have up to $40.0 million in financing consisting of a $20.0 million loan, a $10.0 million credit facility which could have been drawn on or before February 17, 2015, and an additional $10.0 million credit facility which could be drawn on or before August 17, 2015. In March 2014, the 2013 Silicon Valley Bank Senior Secured Credit Facility was amended and the credit facility was reduced from $15.0 million to $10.0 million in connection with the closing of the $40.0 million Growth Capital Facility. As of March 31, 2015, there was $39.5 million, net of discount, outstanding under the Growth Capital Facility and no amounts outstanding under the Senior Secured Credit Facility. In May 2015, we entered into a commitment letter for the $58.0 million Proposed New Credit Facility, consisting of a $43.0 million senior, secured term loan and a secured $15.0 million revolving line of credit, which we expect to use to replace the Growth Capital Facility and the Senior Secured Credit Facility and increase our borrowing availability. In addition, the revolving line of credit may be increased to $25 million based on the value of collateral and can be used to fund principal payments on the senior, secured term loan. The Growth Capital Facility, Senior Secured Credit Facility and Proposed New Credit Facility are discussed below under the caption “Indebtedness.”

On October 30, 2014, we issued approximately $25.9 million of Class A units to existing members and certain of their affiliates to meet working capital needs. Part of these proceeds was used to pay off the outstanding balance on the Senior Secured Credit Facility, which remains fully available. On March 4, 2015, we issued $31.0 million of Class A units to new investors and existing members (and certain of their affiliates).

Our liquidity position and capital requirements may be impacted by a number of factors, including the following:

•	our ability to generate revenues;

•	fluctuations in gross margins, operating expenses and net loss; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to Fuse®;

•	expansion of our sales and marketing activities, including hiring new direct sales representatives;

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•	purchases of new product demonstration equipment, including colon models and other simulation equipment, used by our sales representatives and other personnel for Fuse® product demonstrations to GI specialists;

•	improvements in our manufacturing capacity as sales of our Fuse® system and other products increase in the future, which will include the acquisition of equipment and other fixed assets related primarily to the manufacturing of our Fuse® system and our other products; and

•	payment of interest due under our Growth Capital Facility.

Based on our current forecasts and anticipated market conditions, we believe that the anticipated net proceeds of this offering, together with our borrowing availability expected to be put into place under the Proposed New Credit Facility and our current cash balances will be sufficient to fund our liquidity needs into 2019. Funding of the Proposed New Credit Facility is conditioned upon, among other things, our completion of an initial public offering raising at least $85 million of net proceeds, however this offering is not conditioned on the availability of the Proposed New Credit Facility. We cannot be certain that we will enter into the Proposed New Credit Facility or that the terms and conditions described herein will be the final terms and conditions if we enter into the Proposed New Credit Facility. If we fail to finalize and execute definitive documentation for the Proposed New Credit Facility, our liquidity may be adversely impacted and we expect that our existing cash and borrowing availability will only be sufficient to fund our operations until the middle of 2017. We regularly evaluate our cash requirements for current operations, commitments, capital requirements and business development transactions, and we may elect to raise additional funds for these purposes in the future.

We may raise additional funds to finance future cash needs through public or private equity offerings, debt financings, receivables or royalty financings or corporate collaboration and licensing arrangements. The covenants under our credit facilities limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Cash flows

The following table provides a summary of our cash flows for the periods indicated (dollars in thousands):

	Year ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015
				(Unaudited)
Net cash used in operating activities	$(2,593)	$(25,409)	$(43,623)	$(10,784)	$(10,421)
Net cash used in investing activities	(1,151)	(5,709)	(9,987)	(2,974)	(1,292)
Net cash provided by financing activities	3,426	38,783	59,496	13,983	31,000

Cash flows from operating activities

Net cash used in operating activities was $10.8 million during the three months ended March 31, 2014 compared to $10.4 during the three months ended March 31, 2015, a decrease of $0.4 million. The decrease in net cash used in operating activities was primarily attributable to the $2.6 million decrease in the change in net

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operating assets and $2.1 million increase in non-cash charges, offset by the $4.4 million increase in net loss. The cash used in operations was primarily due to the ongoing commercialization of Fuse®. The decrease in the change in net operating assets was primarily due to decreases in inventory and other assets and an increase in accounts payable, accrued liabilities, and other liabilities. The non-cash charges primarily consisted of depreciation and amortization, loss on impairment of property and equipment, and an unrealized foreign currency loss.

Net cash used in operating activities was $25.4 million in 2013 compared to $43.6 in 2014, an increase of $18.2 million. The increase in net cash used in operating activities was primarily attributable to a $29.7 million increase in net loss, offset by a $6.4 million decrease in the change in net operating assets and $5.0 million increase in non-cash charges. The cash used in operations was primarily due to the ongoing commercialization of Fuse® and the expansion of our infrastructure in sales and marketing, research and development and manufacturing supply chain. The decrease in the change in net operating assets was primarily due to decreases in the change in accounts receivable, inventory, prepaid expenses and other current assets and other assets to support the growth of our operations. The non-cash charges primarily consisted of depreciation and amortization expense and deferred income taxes.

Net cash used in operating activities was $2.6 million in 2012 compared to $25.4 in 2013, an increase of $22.8 million. The increase in net cash used in operating activities was primarily attributable to a $22.7 million increase in net loss and a $4.1 million increase in the change in net operating assets, offset by a $4.0 million increase in non-cash charges. The increase in the cash used in operations was primarily due to our sales growth and product adoption. The increase in net operating assets was primarily due to increases in the change in inventory, accounts receivable and prepaid expenses and other current assets to support the growth of our sales force, partially offset by increases in the change in accounts payable, accrued liabilities and other liabilities as we expanded our sales force and product portfolio. The non-cash charges primarily consisted of depreciation and amortization expense.

Cash flows from investing activities

Net cash used in investing activities was $3.0 million during the three months ended March 31, 2014 compared to $1.3 million during the three months ended March 31, 2015, a decrease of $1.7 million. The decrease in net cash used in investing activities was primarily attributable to a decrease in the deployment of Fuse® demonstration equipment.

Net cash used in investing activities was $5.7 million in 2013 compared to $10.0 million in 2014, an increase of $4.3 million. The increase in net cash used in investing activities was primarily attributable to a $4.8 million increase in the deployment of Fuse® demonstration equipment partially offset by the decrease in of cash payments in connection with acquisitions.

Net cash used in investing activities was $1.2 million in 2012 compared to $5.7 million in 2013, an increase of $4.5 million. The increase in net cash used in investing activities was primarily attributable to a $1.8 million increase in the deployment of Fuse® demonstration equipment and an increase in other capital expenditures associated with the global expansion of our infrastructure to support the commercialization of Fuse®.

Cash flows from financing activities

Net cash provided by financing activities was $14.0 million during the three months ended March 31, 2014 compared to $31.0 million during the three months ended March 31, 2015, an increase of $17.0 million. The increase in cash provided by financing activities was primarily attributable to the issuance of $31.0 million member units in March 2015.

Net cash provided by financing activities was $38.8 million in 2013 compared to $59.5 in 2014, an increase of $20.7 million. The increase in cash provided by financing activities was primarily attributable to proceeds

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from the issuance of member units of $26.1 million, drawdown of cash of $40.0 million under our Growth Capital Facility, offset by net repayments on the Senior Secured Credit Facility of $6.0 million and payment of financing fees and capital lease obligations of $0.6 million.

Net cash provided by financing activities was $3.4 million in 2012 compared to $38.3 million in 2013, an increase of $35.4 million. The increase in cash provided by financing activities was primarily attributable to the proceeds from the issuance of member units of $42.1 million and $2.2 million of net borrowings on the line of credit, offset by member distributions of $3.9 million, contingent consideration payments of $1.0 million, capital lease payments of $0.5 million and payment of financing fees of $0.1 million.

Indebtedness

Triple Point Growth Capital Facility

In February 2014, we executed a Growth Capital Facility with Triple Point, providing us with access to $40.0 million. This financing consists of three secured facilities, including a $20.0 million loan, a $10.0 million facility which could have been drawn on or before February 17, 2015 and an additional $10.0 million facility which could be drawn on or before August 17, 2015. As of March 31, 2015, we have drawn the full $40.0 million of available debt under this arrangement. Interest accrues on all three facilities at a rate of prime plus 8.50%. All three facilities mature on February 28, 2018. The Growth Capital Facility includes affirmative and negative covenants, including covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments, consolidations and mergers, the amount of senior debt outstanding and transactions with affiliates. We granted warrants to purchase Class A units to Triple Point in connection with our entry into the Growth Capital Facility. As of March 31, 2015, 2,091,175 warrants were issued and outstanding. These warrants will convert into warrants to purchase shares of our common stock in connection with this offering. For additional information see “Corporate conversion” and “Pricing sensitivity analysis.” As of March 31, 2015 we were in compliance with all of the covenants in the Growth Capital Facility.

Silicon Valley Bank Senior Secured Credit Facility

In September 2013, we executed a Senior Secured Credit Facility with Silicon Valley Bank, which was amended in each of March 2014, July 2014 and December 2014. The Senior Secured Credit Facility, as amended, provides for $10.0 million of borrowing availability and bears interest at the “prime rate” plus 1.50%-2.50%. The amended Senior Secured Credit Facility contains affirmative covenants, including financial covenants requiring a minimum level of liquidity and revenue, measured on a quarterly basis. We failed to comply with certain of these covenants for the three months ended September 30, 2014. In December 2014, we entered into a modification and waiver agreement with Silicon Valley Bank, which waived testing of certain of these covenants for the three months ended September 30, 2014 and revised our financial covenants for periods after September 30, 2014. The amended Senior Secured Credit Facility also contains a number of negative covenants restricting, among other things, dispositions of assets, changes in business, management, ownership or business locations, mergers or acquisitions, indebtedness, encumbrances, maintenance of collateral accounts, distributions and investments, transactions with affiliates, and obligations related to subordinated debt and compliance. The full balance outstanding on the Senior Secured Credit Facility was paid off in November 2014, and as of March 31, 2015, we were in compliance with all covenants and no amounts were outstanding under the Senior Secured Credit Facility.

Proposed New Capital Facility

In May 2015, we entered into a commitment letter with MidCap Financial Services, LLC, which we refer to as MidCap Financial Services, as servicer for MidCap Financial Trust or a to-be-determined affiliate, which we refer to as MidCap Financial Funding, and Silicon Valley Bank, which we refer to collectively with MidCap Financial Funding as the Lenders, for the $58.0 million Proposed New Credit Facility consisting of a $43.0 million senior, secured term loan, which we refer to as the Term Loan, having a term of 60 months from the closing date, and a secured $15.0 million revolving line of credit with a term that is conterminous with the Term Loan,

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which we refer to as the Revolver. Under the terms of the commitment letter, amounts outstanding under the Term Loan would bear interest at 9.50% for a term of 60 months, while amounts outstanding under the Revolver would bear interest at LIBOR plus 5.25%, subject to a LIBOR floor of 0.50%. In connection with entering into the commitment letter, we paid the Lenders an origination fee of 0.50% of the amount of the Term Loan and agreed to pay the Lenders a final payment fee of 2.95% at the time of final payment of the Term Loan. We have also agreed to pay the Lenders a collateral management fee of 0.10% per month on the outstanding balance of the Revolver, an unused line fee equal to 0.50% a year of the average unused portion of the Revolver and an origination fee of 0.50% of the Revolver commitment amount. The Proposed New Credit Facility will contain affirmative covenants, including financial covenants requiring a minimum level of liquidity and revenue, tested monthly based on our trailing six months net sales. The Proposed New Credit Facility will also contain a condition that we will complete an initial public offering in an amount not less than $85 million in net proceeds prior to the funding of the Proposed New Credit Facility. The Proposed New Credit Facility will also contain a number of negative covenants restricting, among other things, dispositions of assets, changes in business, management, ownership or business locations, mergers or acquisitions, indebtedness, encumbrances, maintenance of collateral accounts, distributions and investments, transactions with affiliates, and obligations related to subordinated debt and compliance. We expect to enter into definitive documentation for the Proposed New Credit Facility by June 30, 2015. Funding of the Proposed New Credit Facility is conditioned upon, among other things, our completion of an initial public offering raising at least $85 million of net proceeds, however this offering is not conditioned on the availability of the Proposed New Credit Facility. We cannot be certain that we will enter into the Proposed New Credit Facility or that the terms and conditions described herein will be the final terms and conditions if we enter into the Proposed New Credit Facility. If we fail to finalize and execute definitive documentation for the Proposed New Credit Facility, our liquidity may be adversely impacted and we expect that our existing cash and borrowing availability will only be sufficient to fund our operations until the middle of 2017.

Contractual obligations and commitments

The following table summarizes our expected material contractual payment obligations as of December 31, 2014 (dollars in thousands):

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
Long-term debt obligations (1)(2)	$43,200	$—	$32,996	$10,204	$—
Operating leases	5,845	1,480	2,796	1,553	16

Total	$49,045	$1,480	$35,792	$11,757	$16

(1)	Under the terms of the Growth Capital Facility, principal payments begin March 2017 and continue until maturity on February 18, 2018.
(2)	Includes aggregate end of term fees of $3,200 due at maturity of the Growth Capital Facility.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our primary exposure to market risk relates to changes in interest rates on our debt. Our Growth Capital Facility bears interest at prime, plus 8.50%. As of March 31, 2015 we had $39.5 million, net of discount,

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